Exhibit 99

                                                                  NEWS RELEASE

           Date:   Oct. 20, 1999


        Contact:
                   For media inquiries:               For financial inquiries:
                   Katherine Taylor                   John Hecht
                   Investor Relations Manager         Chief Financial Officer
                   815-961-7164                       815-961-2787




                    AMCORE FINANCIAL, INC., ANNOUNCES RECORD
                             THIRD QUARTER EARNINGS

     ROCKFORD, IL -- AMCORE Financial, Inc., a $4.3 billion regional financial services company, reported record third quarter earnings of $11.2 million. Diluted earnings per share for the third quarter were 0.39 cents, up 5 percent from a year ago.

     "We're pleased with our performance this quarter," said Robert J. Meuleman, president and chief executive officer. "Our results indicate that we have been able to continue to focus on our core businesses while putting forth tremendous effort in implementing our Customer Focused Organizational Structure."

     HIGHLIGHTS
     ----------

     o A record 14.71 percent return on equity was reported, up from 13.44 percent for the third quarter of 1998.

     o Average loans for the third quarter were up 15 percent, or $334 million from the same period last year.

     o Net interest margin rose 5 basis points both from the third quarter of 1998 and the previous quarter.

     o Total fee revenues were up 8 percent from a year ago, despite a 30 percent decrease in mortgage revenues.

     o Trust and asset management fees rose 19 percent in the third quarter to $7.5 million.

     o Total non-performing loans as a percentage of loans dropped from .84% to .73% of loans.



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                                                                          Page 1

     EARNINGS FROM OPERATIONS
     ------------------------

     Net income for the third quarter was up 3 percent at $11.2 million compared to $10.9 million reported last year.

     Average loans increased 15 percent, or $334 million, from the same period a year ago. "This continues our track record of double digit loan growth as a result of a strong regional economy and sales management initiatives," said Meuleman.

     Average earning assets rose 4 percent and the net interest margin increased 5 basis points to 3.58 percent when compared to the third quarter of 1998. These factors caused a $2 million increase in net interest income.

     Trust and asset management revenues increased 19 percent to $7.5 million in the third quarter of 1999 compared to $6.3 million in the third quarter of 1998. The increase is primarily driven by strong sales efforts and favorable investment performance. Managed assets, which includes fee based accounts and Vintage Fund balances, now total $4.2 billion.

     Total operating expenses for the third quarter of 1999 increased 3 percent to $29.8 million when compared to the third quarter of 1998. The increase in expenses includes higher external data processing costs as a result of the outsourcing of mainframe bank data processing in the middle of the third quarter of 1998. The efficiency ratio, however, improved to 58.65 percent down 114 basis points as strong revenue growth outpaced the increase in operating expenses.

     ASSET QUALITY AND RESERVES
     --------------------------

     The allowance for loan losses to total loans was 1.06 percent at September 30, 1999, compared to 1.11 percent at September 30, 1998. The allowance for loan losses to non-performing loans was 137 percent at the end of the third quarter, up from 135 percent at September 30, 1998. Total non-performing loans at September 30, 1999 were $20.8 million compared to $19.3 million at September 30, 1998.

     Provision for loan losses increased 17 percent or $387,000 during the third quarter of 1999 compared to the same quarter last year to match the strong loan growth AMCORE has experienced. Net charge-offs represented 28 basis points annualized of average loans for the third quarter compared to 15 basis points annualized last year.

     During the third quarter, AMCORE made significant progress towards the implementation of its Customer Focused Organization structure. Approval was received from the Office of the Comptroller of the Currency to merge the bank charters into one bank charter on October 1.


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                                                                          Page 2

     The next step is to complete the data processing conversions which are scheduled to be completed by the end of October. "We continue to progress on schedule and expect to achieve objectives and benefits set forth in previous announcements," said Meuleman. "We remain committed to our community banking philosophy and believe our new structure will bring the power of the company to our local markets."

     AMCORE Financial, Inc., headquartered in northern Illinois, is a financial services company with banking assets of $4.3 billion operating in 66 locations in Illinois and Wisconsin. The company also has the following financial services companies: AMCORE Investment Group, which provides trust and brokerage services, and through Investors Management Group, provides capital management and mutual fund administrative services, and is the investment advisor for the Vintage family of mutual funds; AMCORE Mortgage, Inc. and AMCORE Consumer Finance Company, Inc.

     This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the new organizational structure and results of operations and businesses of AMCORE. Forward-looking statements may include hopes, beliefs, expectations or predictions of the future. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated, projected, forecasted or estimated in such forward-looking statements include, among others, the following possibilities:
(I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (II) adverse state and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers;
(IV) inability to carry out marketing and/or expansion plans; (V) loss of key executives; (VI) changes in interest rates including the effect of prepayment;
(VII) general economic and business conditions which are less favorable than expected; (VIII) unanticipated changes in industry trends; (IX) changes in Federal Reserve Board monetary policies; (X) inability to realize cost savings anticipated with the new organizational structure, mergers or data processing outsourcing; and (XI) higher than expected costs or other difficulties associated with merger integration, data processing conversion or Year 2000 compliance solutions, (XII) changes in the final organizational structure.

     AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial Inc. can be found at our website at http://www.AMCORE.com.

                             AMCORE Financial, Inc.
                    CONSOLIDATED KEY FINANCIAL DATA SUMMARY

(in thousands, except share data)
                                              Quarter Ended September 30,     Nine Months Ended September 30,
                                           ---------------------------------------------------------------------
                                                                      Percent                            Percent
Financial Highlights                            1999       1998       Change        1999       1998      Change
----------------------------------------------------------------------------------------------------------------
Net revenues, including security gains......  $ 48,163   $ 45,972       4.8%     $ 141,444  $ 132,980      6.4%
Net interest income - FTE...................    35,944     33,911       6.0%       105,443     99,084      6.4%
Operating expenses..........................    29,812     28,997       2.8%        89,562     84,338      6.2%
Net income from operations..................    11,237     10,878       3.3%        32,166     31,520      2.0%
Net income..................................    11,237     10,878       3.3%        28,399     28,213      0.7%
Basic earnings per share from operations....      0.40       0.37       8.1%          1.13       1.11      1.8%
Basic earnings per share....................      0.40       0.37       8.1%          1.00       0.99      1.0%
Diluted earnings per share from operations..      0.39       0.37       5.4%          1.12       1.09      2.8%
Diluted earnings per share..................      0.39       0.37       5.4%          0.99       0.98      1.0%
Cash dividends per share....................      0.14       0.14       0.0%          0.42       0.40      5.0%
Book value per share........................     10.79      11.23      (3.9%)


                                              Trailing Twelve Months Ended
                                                    September 30,
                                            --------------------------------
                                                                     Percent
Financial Highlights                            1999       1998      Change
----------------------------------------------------------------------------
Net revenues, including security gains...... $ 189,946  $ 176,052       7.9%
Net interest income - FTE...................   139,125    130,434       6.7%
Operating expenses..........................   120,321    115,229       4.4%
Net income from operations..................    43,534     40,866       6.5%
Net income..................................    39,767     37,559       5.9%
Basic earnings per share from operations....      1.52       1.46       4.1%
Basic earnings per share....................      1.39       1.34       3.7%
Diluted earnings per share from operations..      1.51       1.43       5.6%
Diluted earnings per share..................      1.38       1.32       4.5%
Cash dividends per share....................      0.56       0.52       7.7%
Book value per share........................



                                              Quarter Ended September 30,     Nine Months Ended September 30,
                                           ---------------------------------------------------------------------
Key Financial Ratios (A)                         1999       1998      Change         1999       1998     Change
----------------------------------------------------------------------------------------------------------------
   Return on average assets.................      1.06%      1.06%     0.00%          1.03%      1.07%   (0.04%)
   Return on average equity.................     14.71%     13.44%     1.27%         13.78%     13.59%    0.19%
   Net interest margin (FTE)................      3.58%      3.53%     0.05%          3.53%      3.54%   (0.01%)
   Efficiency Ratio (FTE)  .................     58.65%     59.79%    (1.14%)        59.94%     60.02%   (0.08%)

(A) All ratios have been adjusted to exclude merger-related and restructuring charges.

                                             Quarter Ended September 30,     Nine Months Ended September 30,
                                            -----------------------------------------------------------------
                                                                  Percent                           Percent
Income Statement                               1999       1998     Change        1999      1998     Change
-------------------------------------------------------------------------------------------------------------
Interest income............................ $ 75,670   $ 74,979       0.9%     222,464  $ 217,814      2.1%
Interest expense...........................   42,232     43,593      (3.1%)    124,581    126,257     (1.3%)
                                            -----------------------------------------------------------------
   Net interest income.....................   33,438     31,386       6.5%      97,883     91,557      6.9%
Provision for loan losses..................    2,613      2,226      17.4%       6,990      6,013     16.2%
Non-interest income:
   Trust and asset management income.......    7,497      6,280      19.4%      21,793     17,534     24.3%
   Service charges on deposits.............    2,606      2,447       6.5%       7,232      6,496     11.3%
   Mortgage revenues.......................    1,791      2,553     (29.8%)      5,886      7,628    (22.8%)
   Other...................................    3,172      2,729      16.2%       8,419      8,105      3.9%
                                            ----------------------------------------------------------------
      Total non-interest income............   15,066     14,009       7.5%      43,330     39,763      9.0%
Net security gains (losses)................     (341)       577    (159.1%)        231      1,660    (86.1%)
Operating expenses:
   Personnel costs.........................   16,513     16,322       1.2%      50,378     48,098      4.7%
   Net occupancy expense...................    1,688      1,736      (2.8%)      5,039      5,093     (1.1%)
   Equipment expense.......................    2,299      2,019      13.9%       6,867      5,818     18.0%
   External data processing expense........    1,536        814      88.7%       4,629      1,553    198.1%
   Professional fees.......................    1,162      1,243      (6.5%)      3,159      2,878      9.8%
   Advertising and business development....      975        849      14.8%       2,738      2,527      8.3%
   Amortization of intangible assets.......      498        649     (23.3%)      1,493      1,920    (22.2%)
   Other...................................    5,141      5,365      (4.2%)     15,259     16,451     (7.2%)
                                            ----------------------------------------------------------------
      Total operating expenses.............   29,812     28,997       2.8%      89,562     84,338      6.2%
                                            ----------------------------------------------------------------
Income before income taxes.................   15,738     14,749       6.7%      44,892     42,629      5.3%
Income taxes...............................    4,501      3,871      16.3%      12,726     11,109     14.6%
                                            ----------------------------------------------------------------
Net income from operations................. $ 11,237   $ 10,878       3.3%    $ 32,166   $ 31,520      2.0%
   Restructuring/merger related charges,
   net of tax .............................        -          -       N/M.       3,767      3,307     13.9%
                                            ----------------------------------------------------------------
Net income................................. $ 11,237   $ 10,878       3.3%    $ 28,399   $ 28,213      0.7%
                                            ================================================================

Average shares outstanding - basic (000)... . 28,306     29,028      (2.5%)     28,344     28,398     (0.2%)
Average shares outstanding - diluted (000). . 28,731     29,560      (2.8%)     28,785     28,930     (0.5%)
Ending shares outstanding (000)............ . 28,318     29,020      (2.4%)

AMCORE Financial, Inc.

                                                                  Quarter Ended September 30,
                                                         ------------------------------------------------
(in thousands)                                                      1999                    1998
---------------------------------------------------------------------------------------------------------
                                              Ending       Average       Yield/    Average       Yield/
                                              Balance      Balance        Rate     Balance        Rate
---------------------------------------------------------------------------------------------------------
Assets:
   Taxable securities....................     $ 995,082    $ 986,244      6.65%  $ 1,148,413      6.76%
   Tax-exempt securities (FTE)...........       317,582      336,608      7.80%      347,364      7.83%
   Other earning assets..................        38,925       26,535      4.63%       22,993      5.07%
   Loans held for sale...................        18,305       16,116      7.00%       25,892      6.15%
   Loans, net of unearned income (FTE)...     2,683,526    2,625,129      8.26%    2,291,383      8.73%
                                          ---------------------------------------------------------------
      Total Earning Assets (FTE).........   $ 4,053,420  $ 3,990,632      7.78%  $ 3,836,045      8.04%
      Intangible assets..................        17,600       17,843                  18,353
      Other non-earning assets...........       243,063      193,334                 200,387
                                          ---------------------------------------------------------------
      Total Assets.......................   $ 4,314,083  $ 4,201,809             $ 4,054,785
                                          ===============================================================
Liabilities and Stockholders' Equity:
   Interest bearing deposits.............   $ 2,627,828  $ 2,594,031      4.50%  $ 2,462,550      4.87%
   Non-interest bearing deposits.........       365,071      352,709                 318,143
                                          ---------------------------------------------------------------
      Total Deposits.....................   $ 2,992,899  $ 2,946,740             $ 2,780,693
                                          ---------------------------------------------------------------
   Short-term borrowings.................       652,156      594,019      5.68%      592,641      5.81%
   Long-term borrowings..................       310,786      301,779      5.71%      307,039      6.08%
                                          ---------------------------------------------------------------
      Total Interest Bearing Liabilities.     3,590,770    3,489,829      4.80%    3,362,230      5.14%
      Other liabilities..................        52,584       56,216                  53,388
                                          ---------------------------------------------------------------
      Total Liabilities..................   $ 4,008,425  $ 3,898,754             $ 3,733,761
      Stockholders' Equity...............       305,658      303,055                 321,024
                                          ---------------------------------------------------------------
      Total Liabilities and
      Stockholders' Equity...............   $ 4,314,083  $ 4,201,809             $ 4,054,785
                                          ===============================================================

                                                  Nine Months Ended September 30,
                                          ------------------------------------------------
(in thousands)                                 1999                    1998
------------------------------------------------------------------------------------------
                                              Average      Yield/     Average      Yield/
                                              Balance       Rate      Balance       Rate
------------------------------------------------------------------------------------------
Assets:
   Taxable securities....................   $ 1,022,405     6.35%   $ 1,185,095     6.78%
   Tax-exempt securities (FTE)...........       341,102     7.76%       338,349     7.99%
   Other earning assets..................        22,402     4.25%        14,257     5.35%
   Loans held for sale...................        22,473     6.08%        27,470     6.47%
   Loans, net of unearned income (FTE)...     2,555,331     8.33%     2,158,692     8.80%
                                          ------------------------------------------------
      Total Earning Assets (FTE).........   $ 3,963,713     7.73%   $ 3,723,863     8.07%
      Intangible assets..................        18,305                  17,571
      Other non-earning assets...........       208,932                 200,728
                                          ------------------------------------------------
      Total Assets.......................   $ 4,190,950             $ 3,942,162
                                          ================================================
Liabilities and Stockholders' Equity:
   Interest bearing deposits.............   $ 2,562,902     4.49%   $ 2,361,681     4.89%
   Non-interest bearing deposits.........       357,221                 319,958
                                          ------------------------------------------------
      Total Deposits.....................   $ 2,920,123             $ 2,681,639
                                          ------------------------------------------------
   Short-term borrowings.................       597,075     5.70%       637,758     5.82%
   Long-term borrowings..................       305,751     5.71%       259,956     6.19%
                                          ------------------------------------------------
      Total Interest Bearing Liabilities.     3,465,728     4.81%     3,259,395     5.18%
      Other liabilities..................        55,989                  52,754
                                          ------------------------------------------------
      Total Liabilities..................   $ 3,878,938             $ 3,632,107
      Stockholders' Equity...............       312,012                 310,055
                                          ------------------------------------------------
      Total Liabilities and
      Stockholders' Equity...............   $ 4,190,950             $ 3,942,162
                                          ================================================

                                          --------------------------------------------------------------------------------------
                                                               Quarter Ended                    Nine Months Ended September 30,
                                          --------------------------------------------------------------------------------------
                                               September 30,     Percent  December 31,  Percent                      Percent
Asset Quality (in thousands)                  1999       1998    Change      1998       Change     1999      1998    Change
--------------------------------------------------------------------------------------------------------------------------------
Ending allowance for loan losses.........   $ 28,435   $ 25,935    9.6%    $ 26,403       7.7%
Net charge-offs..........................      1,814        879  106.4%       1,513      19.9%    4,958     2,132    132.6%
Net charge-offs to average loans (B).....      0.28%      0.15%    0.1%       0.25%       0.0%    0.26%     0.13%      0.1%

Non-performing assets:
   Non-performing loans - nonaccrual.....   $ 20,823   $ 19,273    8.0%    $ 18,179      14.5%
   Other real estate owned (OREO)........      2,063      1,727   19.5%       2,321     (11.1%)
                                          -----------------------------------------------------
      Total non-performing assets........   $ 22,886   $ 21,000    9.0%    $ 20,500      11.6%
                                          =====================================================

Loans 90 days past due and still accruing   $ 10,008   $  5,123   95.4%    $  7,272      37.6%

(B) On an annualized basis.

Key Asset Quality Ratios                                           Change               Change
-----------------------------------------------------------------------------------------------
   Allowance to ending loans................    1.06%      1.11%  (0.05%)      1.08%    (0.02%)
   Allowance to non-performing loans........  136.56%    134.57%   1.99%     145.24%    (8.68%)
   Non-performing loans to loans............    0.78%      0.83%  (0.05%)      0.74%     0.04%
   Non-performing assets to loans & OREO....    0.85%      0.90%  (0.05%)      0.84%     0.01%
   Non-performing assets to total assets....    0.53%      0.52%   0.01%       0.50%     0.03%

Capital Adequacy
-----------------------------------------------------------------------------------------------
  Total risk-based capital..................   12.79%     13.98%  (1.19%)     13.46%    (0.67%)
  Tier 1 risk-based capital.................   11.81%     12.98%  (1.17%)     12.49%    (0.68%)
  Leverage ratio............................    8.24%      8.42%  (0.18%)      8.31%    (0.07%)